BRIGGS BUNTING & DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

We have read Form 8-K/A of Transtech Industries, Inc. dated January 16, 2006, and we agree with the statements concerning our firm contained therein.

Briggs, Bunting & Dougherty, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP
Philadelphia, Pennsylvania
January 26, 2006